Exhibit 99.1

Press Release

Ardagh Group S.A. (“Ardagh”) notes the adverse US jury verdict received on April 21, 2017 in connection with one of two asserted patents alleged by Green Mountain LLC (“Green Mountain”) to have been infringed by Ardagh’s US glass business (formerly called Verallia North America (“VNA”)). Ardagh disagrees with the decision of the jury both as to liability and quantum of damages and strongly believes that the Green Mountain case is without merit.  Ardagh will vigorously pursue all options, including appeal. The case was filed by Green Mountain before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA.